UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*(1)

Utilities Select Sector SPDR Fund

(Name of Issuer)

EXCHANGE TRADED FUND

(Title of Class of Securities)

81369Y886

(CUSIP Number)

September 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1)	This corrective amendment is being filed to correct typographical errors in rows 5, 7, 9 and 11 of the cover page for Virtus Investment Advisers, Inc. in Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission on October 11, 2011 and to update Item 4.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81369Y886
1.	Names of Reporting Persons **See Note 1** Virtus Investment Advisers, Inc. 04-2453743
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship of Place of Organization a Massachusetts corporation.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 684,352 **See Note 2**
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 684,352 **See Note 2**
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 684,352 **See Note 2**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 81369Y886
1.

Names of Reporting Persons **See Note 1**

Virtus Opportunities Trust, on behalf of Virtus AlphaSector Rotation Fund

                                                                  Virtus Premium AlphaSector Fund

                                                                  Virtus Allocator Premium AlphaSector Fund

                                                                  Virtus Global Premium AlphaSector Fund

65-1263085

2.	Check the appropriate box if a member of a group (see instructions) (b) ☐ (b) ☐
3.	SEC use only
4.	Citizenship of Place of Organization a Delaware statutory trust.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER a. Virtus AlphaSector Rotation Fund b. Virtus Premium AlphaSector Fund c. Virtus Allocator Premium AlphaSector Fund d. Virtus Global Premium AlphaSector Fund	3,092,900 16,146,180 166,540 88,730
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER a. Virtus AlphaSector Rotation Fund b. Virtus Premium AlphaSector Fund c. Virtus Allocator Premium AlphaSector Fund d. Virtus Global Premium AlphaSector Fund	3,092,900 16,146,180 166,540 88,730
	8.	SHARED DISPOSITIVE POWER 0
9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

a. Virtus AlphaSector Rotation Fund

b. Virtus Premium AlphaSector Fund

c. Virtus Allocator Premium AlphaSector Fund

d. Virtus Global Premium AlphaSector Fund

3,092,900 16,146,180 166,540 88,730
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

a. Virtus AlphaSector Rotation Fund

b. Virtus Premium AlphaSector Fund

c. Virtus Allocator Premium AlphaSector Fund

d. Virtus Global Premium AlphaSector Fund

Total

1.6% 8.3% 0.1% 0.1% 10.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

ITEM 1:	(a) Name of Issuer

Utilities Select Sector SPDR Fund

(b)	Address of Issuer’s Principal Executive Offices

One Lincoln Street

Boston, MA 02210

ITEM 2:

(a)	Name of Person(s) Filing

1.	VIRTUS INVESTMENT ADVISERS, INC.

2.	VIRTUS OPPORTUNITIES TRUST, on behalf of

VIRTUS ALPHASECTOR ROTATION FUND

VIRTUS PREMIUM ALPHASECTOR FUND

VIRTUS GLOBAL PREMIUM ALPHASECTOR FUND

VIRTUS ALLOCATOR PREMIUM ALPHASECTOR FUND

**Note	1**

In reliance on the SEC no-action letter, dated December 14, 1998, to PDR Services Corporation, each reporting person will not file any additional amendments for Utilities Select Sector SPDR Fund.

(b)	Address of Principal Business Office or, if none, Residence

1.	100 PEARL STREET, 8th FLOOR

HARTFORD, CT 06103

2.	101 MUNSON STREET

GREENFIELD, MA 01301

(c)	Citizenship

1.	IS A MASSACHUSETTS CORPORATION

2.	IS A DELAWARE STATUTORY TRUST

(d)	Title of Class of Securities

EXCHANGE TRADED FUND

(e)	CUSIP Number

81369Y886

ITEM 3:	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4:	OWNERSHIP.

The information set forth in rows 5 through 11 of the cover page for each reporting person is incorporated herein by reference.

**Note 2**

Virtus Investment Advisers, Inc. disclaims beneficial ownership of all securities reported on this Schedule 13G, and the filing of this Schedule 13G shall not be construed as an admission that the reporting person (or any of its affiliates) is the beneficial owner of any securities covered by this Schedule 13G for any purpose other than compliance with Section 13 of the Securities Exchange Act of 1934, as amended.

ITEM 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

1.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

2.	NOT APPLICABLE

ITEM 6:	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

1.	NOT APPLICABLE

2.	To the knowledge of the reporting person, except as otherwise noted on this Schedule 13G, the interest of no single person exceeds 5% of the class of securities.

ITEM 7:	Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding company.

NOT APPLICABLE

ITEM 8:	Identification and classification of members of the group.

NOT APPLICABLE

ITEM 9:	Notice of Dissolution of Group

NOT APPLICABLE

ITEM 10:	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Kevin J. Carr	Date: November 9, 2011
Name: Kevin J. Carr
Title: Senior Vice President and Clerk

VIRTUS OPPORTUNITIES TRUST

By:	/s/ Kevin J. Carr	Date: November 9, 2011
Name: Kevin J. Carr
Title: Secretary

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13G

Virtus Investment Advisers, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and Virtus Opportunities Trust (on behalf of Virtus AlphaSector Rotation Fund, Virtus Premium AlphaSector Fund, Virtus Global Premium AlphaSector Fund, and Virtus Allocator Premium AlphaSector Fund), a Delaware statutory trust, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

	Dated: October 10, 2011	Dated: October 10, 2011

	VIRTUS OPPORTUNITIES TRUST	VIRTUS INVESTMENT ADVISERS, INC.
On behalf of
VIRTUS ALPHASECTOR ROTATION FUND
VIRTUS PREMIUM ALPHASECTOR FUND
VIRTUS GLOBAL PREMIUM ALPHASECTOR FUND
VIRTUS ALLOCATOR PREMIUM ALPHASECTOR FUND

By:	/s/ Kevin J. Carr	By:	/s/ Kevin J. Carr
	Kevin J. Carr		Kevin J. Carr
	Secretary		Senior Vice President and Clerk